March 24, 2022

Attn: Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 23, 2021 CIK No. 0001892480

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 22, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

After you respond to the comments in this letter, we will continue to evaluate your response to prior comment 1. Please tell us, with a view to disclosure, of the material differences between your operations and the operations of Green Globe International, Inc. prior to and subsequent to the share exchange on May 21, 2021. For example, to what extent does the amount of your revenue differ from the amount of Green Globe's revenue prior to and subsequent to the share exchange. As another example, identify the management and board of directors of both Hempacco and Green Globe prior to and subsequent to the share exchange. If there is not such material difference, explain why Hempacco decided to file the registration statement instead of Green Globe.

Response: The Company manufactures and sells hemp smokables products. Green Globe International, Inc. (“Green Globe”) does not have smokables operations (aside from its interest in the Company), and instead operates in the nutraceutical space. Green Globe has launched the sale of topical cannabinoid, nutraceutical, and beauty care products and is generating revenue from product sales in connections with those operations having anticipated revenues in excess of $100,000 during the quarter ended March 31, 2022. Green Globe’s business is still in the early development stage, with operations launched in late 2021 and product sales beginning in early 2022, while the Company’s business is more developed, with the Company’s hemp smokables operations launched several years ago. While the Company’s current management is currently management for Green Globe as well, Green Globe plans to hire other executive officers and directors not affiliated with the Company once cash flows permit and its business is further established. The Company is not in a position to speak for Green Globe, but the Company’s understanding is that Green Globe does intend to file a registration statement in the near future, and that it previously determined to delay doing so until it had further developed its business plan and consummated several planned joint ventures in the nutraceutical and beauty care consumer products space. The Company determined to file a registration statement initially as the Company’s business plan was developed, many of its growth initiatives had already been accomplished, its revenue model had already been proven by its operational results, and it had recently entered into several promising joint ventures in connection with its smokables products.

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2.

We note the disclosure in this risk factor that there is no assurance that you will not incur debt in the future or that you will not default on our debt. Please add a separate risk factor to highlight that you are currently in default. Also, disclose in the Prospectus Summary and the MD&A that you are in default. In this regard, we note the disclosure in Note 7 on page F-28 and in Note 10 on page F-29 that you are in default.

Response: The Company is no longer in default under its debt arrangements. The Company will revise its registration statement to include additional disclosure regarding default should the Company default on its debt in the future.

3.

We note your response to prior comment 6 and the disclosure in the second paragraph of this risk factor. Please revise to include a separate risk factor that discloses in greater detail the conflicts of interest. For example, we note your disclosure on page 7 about "acquisitions of companies and technologies aligned and synergistic with [y]our manufacturing technologies and growth objectives" and "hiring sales and other employees" and your disclosure on page 46 that that your CEO is also the CEO of other companies Also, discuss whether there are any procedures for dealing with conflicts of interest.

Response: We have revised to include a separate risk factor as instructed. We have adopted, and our management has agreed to abide by, a Code of Ethics and Business Conduct which requires directors and executive officers to affirmatively seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Company’s Audit Committee, or the Board of Directors if no Audit Committee exists.

4.

We note your response to prior comment 4. Please update your compensation disclosure to reflect the most recently completed fiscal year, such as the disclosure on page 51 about director compensation for the fiscal year ended December 31, 2020.

Response: The registration statement has been revised as instructed.

5.

Please disclose the principle followed in determining the amount of shares of common stock of the registrant issued for shares of common stock acquired from Green Globe International, Inc., the identity of the persons making the determination and their relationship with the registrant. Also, please disclose the amount of consideration paid to acquire 80% of Green Globe's outstanding preferred stock. In this regard, we note your disclosure on page 24 that by virtue of stock ownership of the common and preferred stock, the shareholders are able to control the election of the members of Green Globe's board of directors.

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Response: No shares of Hempacco common stock were issued when Hempacco was acquired by Green Globe. All of Hempacco’s outstanding shares of capital stock at the time (18,395,531 shares) were acquired by Green Globe in consideration of Green Globe issuing Hempacco’s shareholders approximately 95% of Green Globe’s common stock (70,312,160,174 shares). Hempacco had previously acquired the majority of the voting capital stock of Green Globe in March of 2021 for $50,000 from an unaffiliated third party, and members of Hempacco’s management had been appointed as management of Green Globe at the time, and management of both companies determined that existing Green Globe common stock prior to the reverse acquisition should constitute approximately 5% of the outstanding common stock of Green Globe immediately after the acquisition. Subsequent to the May 2021 acquisition of Hempacco, UST Mexico, Inc. determined to exchange 20 billion common shares of Green Globe that it received in the acquisition for 80% of Green Globe’s outstanding preferred stock (which preferred stock is convertible into 20 billion common shares of Green Globe), but no other consideration was paid in connection with the exchange. Since Hempacco shares were not issued in the acquisition (the shares were just transferred by Hempacco’s shareholders to Green Globe), and Hempacco was not a participant in the subsequent Green Globe common-to-preferred stock exchange, the Company has not included additional disclosure regarding these Green Globe transactions in the “Certain Relationships and Related Party Transactions” section.

6.

Please identify each underwriter having a material relationship with the registrant and state the nature of the relationship. For guidance, see Item 508(a) of Regulation S-K. In this regard, we note the disclosure on page F-31 that: (1) on August 11, 2021, the registrant signed an agreement with Boustead Securities "with respect to a number of proposed financing transactions, including the private placement of securities;" and (2) in December 2021 the registrant sold shares of common stock in a private offering.

Response: There are no underwriters that have a relationship with the Company other than Boustead Securities, LLC.

7.

We note your disclosure on page F-17 that GGII is the accounting acquirer and that the historical financials are "expected to be those of the Company". Clarify for us and confirm that the historical financial statements presented in this registration statement are those of Hempacco as opposed to GGII. Also, remove the reference of "expected to be" as those historical financials are already included.

Response: The prior disclosure was in error, the Company was the accounting acquirer and legal acquiree in the reverse acquisition, and the historical financial statements in the registration statement are those of Hempacco.

8.

We also note in your disclosure on page F-17 that the transaction was treated as a reverse acquisition by GGII and resulted in a recapitalization with GGII being the accounting acquirer. Please address each of the following:

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a.	Clarify the business purpose of the transaction considering GGII appears to be a non-public shell company.

b.

Revise to clarify if the transaction was accounted for as a reverse recapitalization as opposed to a reverse acquisition and revise your disclosures as accordingly. Note, that reverse acquisition accounting is different than reverse recapitalization.

c.

Tell us how you reached the conclusion for your accounting treatment as GGII as the accounting acquirer as it appears that Hempacco should be the accounting acquirer. In this respect, the accounting acquirer would be reported as the predecessor which does not appear to be consistent your presentation of Hempacco as the predecessor with your conclusion as GGII as the accounting acquirer.

d.

Explicitly disclose and identify each party in the transaction including the accounting acquirer, accounting acquiree, legal acquirer, and legal acquiree. In this regard, we note that you identify GGII as both the accounting acquirer and legal acquirer on page F-17 and identify Hempacco as legal acquirer and legal acquiree.

e.

Finally, if determined that reverse recapitalization is appropriate, revise your footnote disclosures of the following factors considered to determine your accounting treatment on page F-17, including the following factors:

i.	voting rights of each respective entity in the combined entity

ii.	how the board of directors of the combined entity is determined, and

iii.	the fact that the determined accounting acquiree, presumably GGII, had nominal operations and assets.

Response: The prior references to recapitalization and Green Globe being the accounting acquirer were in error, and the Company’s current financial statements in the registration statement reflect that the transaction was a reverse acquisition and make no reference to a recapitalization.

9.

Please file as exhibits the loan agreements mentioned on pages F-28 and F-29 and the agreement concerning the forbearance of the lender mentioned on page F-28. Also, file as exhibits the lease agreement with the related party and the agreement with Boustead Securities mentioned on pages 41 and F-31, respectively.

Response: The loan and lease agreements have been filed as exhibits, but the engagement agreement with Boustead Securities, LLC (“Boustead”) has not been filed as an exhibit as the Company and Boustead do not believe it is material to the Company, and the underwriting agreement with Boustead, which will be material to the Company, will supersede the engagement agreement when executed.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone
Sandro Piancone
President and Chief Executive Officer

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